EXHIBIT 21.1

LIST OF SUBSIDIARIES OF
PACIFIC HEALTH CARE ORGANIZATION, INC.

The Company has five wholly-owned subsidiaries:

Medex Healthcare, Inc. – a California corporation

Industrial Resolutions Coalition, Inc., – a California corporation

Medex Legal Support, Inc., formerly known as Arissa Managed Care, Inc. – a Nevada corporation

Medex Managed Care, Inc. – a Nevada corporation

Medex Medical Management, Inc. – a Nevada corporation